Exhibit 99.1

ErosSTX Receives Notification from NYSE Regarding its Annual Report Filing Delay and Common Stock Trading Price

•	The NYSE has granted the Company an initial cure period of up to six months to regain compliance, subject to ongoing NYSE monitoring.

•	The Company is providing an update on its ongoing financial review process and debt restructuring.

Douglas, ISLE OF MAN and Burbank, CALIFORNIA, August 25, 2021 – Eros STX Global Corporation (NYSE: ESGC) (“ErosSTX” or the “Company”) announces that the New York Stock Exchange (the “NYSE”) notified the Company that it is not in compliance with the NYSE Listed Company Manual listing requirements for (i) the timely filing of its Annual Report and (ii) the minimum trading price for its common stock.

Such notifications are standard operating procedure for the NYSE in such situations, as is this announcement by the Company. The NYSE notifications have no immediate impact on the listing of the Company’s common stock, which will continue to trade on the NYSE, subject to the Company’s compliance with the other continued listing requirements of the NYSE. Under the NYSE rules, the Company has up to six months to regain compliance, subject to monitoring by the NYSE.

The Company is also providing an update on its ongoing financial review process and debt restructuring.

Annual Report Filing Delinquency and Ongoing Financial Review Process Update

On August 18, 2021, the NYSE notified the Company that it is not in compliance with Section 802.01E of the NYSE Listed Company Manual due to the Company’s previous disclosure of the delay in filing with the Securities and Exchange Commission (“SEC”) its Annual Report on Form 20-F for the fiscal year ended March 31, 2021. Under the NYSE rules, the Company will have up to six months from August 18, 2021 to file its Annual Report. The Company can regain compliance with the NYSE listing standard by filing the Annual Report before such date. If the Company fails to file its annual report within six months from the filing due date, the NYSE may, in its sole discretion, allow the Company’s securities to trade for up to an additional six months depending on specific circumstances, as outlined in Section 802.01E of the NYSE Listed Company Manual. It is expected by the NYSE that the Company will submit an official request for the NYSE’s consideration at the appropriate time. If the NYSE determines that an additional six-month trading period is not appropriate, suspension and delisting procedures will commence pursuant to Section 804.00 of the NYSE Listed Company Manual. If the NYSE determines that an additional trading period of up to six months is appropriate and the Company fails to file the Annual Report and any subsequent delayed filings by the end of that period, suspension and delisting procedures will generally commence. Regardless of the procedures described above, the NYSE may commence delisting proceedings at any time during the period that is available to the Company to complete the filing of the Annual Report, if circumstances warrant.

As previously disclosed in a Form 12b-25 filed with the SEC on August 3, 2021, the Company is unable to file its Annual Report without unreasonable effort or expense primarily because the Company’s Audit Committee is currently conducting a formal internal review of certain accounting practices and internal controls related to its Eros subsidiaries. Significant revenue from the Eros subsidiaries may not have been appropriately recognized during the fiscal year ending March 31, 2020, which was before the completion of the merger with STX Filmworks, Inc (“STX”).

Even though the Audit Committee has not completed the internal review, during the course of its review it has determined that approximately $85.5 million of Eros pre-merger revenue was not properly recognized in the fiscal year ended March 31, 2020. The Company cannot determine at this time when it will conclude the remaining work necessary to complete the internal review, preparation of the financial statements and assessment of its internal controls over financial reporting.

Share Price Below Compliance Standard

On August 20, 2021, the NYSE notified the Company that it is not in compliance with Section 802.01C of the NYSE Listed Company Manual because the Company’s average closing share price was less than $1.00 over a consecutive 30 trading-day period. Under the NYSE rules, the Company will have up to six months from August 20, 2021 to cure the price condition. The Company can regain compliance at any time during the cure period if on the last trading day of any calendar month the Company has (i) a closing share price of at least $1.00 and (ii) an average closing share price of at least $1.00 over a consecutive 30 trading-day period.

Debt Restructuring Update

The Company is progressing with its plan to address requirements to have delivered audited financial statements by July 31, 2021 and the near-term debt maturities in connection with (i) the $150.1 million outstanding under the Asset-backed credit facility with JPMorgan (the “JPM Facility”) that matures October 7, 2021, (ii) the $22.7 million outstanding under the STX Mezzanine Debt Facility that matures July 7, 2022 (“STX Mezzanine Debt”) and (iii) the Company’s £50 million ($69 million) 6.50% UK retail bonds that mature October 15, 2021 (the “UK Retail Bonds”).

In the Company’s press release dated August 3, 2021, STX announced its possible plan to repay both the JPM Facility as well as the STX Mezzanine Debt. Since then, the JPM Facility and STX Mezzanine Debt financial statement delivery date has been extended from July 31, 2021 to September 27, 2021.

To address the UK Retail Bonds, the Company has submitted a request to bondholders to, among other things, extend the fiscal 2021 financial statement delivery date from July 31, 2021 to November 30, 2021, as well as to extend the maturity date of the bonds to April 15, 2023, as disclosed in the Company’s Form 6-K furnished to the SEC on August 10, 2021. The bondholder meeting will be held on September 3, 2021. The meeting requires a quorum of at least 75% of the Bonds outstanding and for the proposal to pass at least 75% of the votes cast must be in favor. If the quorum is not achieved at this first meeting, the Company has the right, and expects to, adjourn and convene a second meeting as soon as September 17, 2021. The second meeting requires a quorum of at least 25% of the Bonds outstanding and at least 75% of the votes cast in favor of the proposal.

Nothing in this document constitutes an offer to buy or the solicitation of an offer to sell securities in any jurisdiction in which such offer or solicitation would be unlawful.

About Eros STX Global Corporation:

Eros STX Global Corporation, (“ErosSTX”) (NYSE: ESGC) is a global entertainment company that acquires, co-produces and distributes films, digital content and music across multiple formats such as theatrical, television and OTT digital media streaming to consumers around the world. Eros International Plc changed its name to Eros STX Global Corporation pursuant to the July 2020 merger with STX Entertainment, merging two international media and entertainment groups to create a global entertainment company with a presence in over 150 countries. ErosSTX delivers star-driven premium feature film and episodic content across a multitude of platforms at the intersection of the world’s most dynamic and fastest-growing global markets, including US, India, Middle East, Asia and China. For further information, please visit ErosSTX.com.

Special Note Regarding Forward Looking Statements:

Information provided in this communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are subject to the safe harbors created thereby. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “approximately,” “anticipate,” “believe,” “estimate,” “continue,” “could,” “expect,” “future,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “will”, “trending” and similar expressions. Those statements include, among other things, the discussions of the Company’s business strategy and expectations concerning its and the Company’s market position and future operations. All such forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that we are expecting, including, without limitation: our ability to successfully and cost-effectively source film content; the Company’s ability to achieve the desired growth rate of Eros Now; our ability to maintain or raise sufficient capital; delays, cost overruns, cancellation or abandonment of the completion or release of the Company’s films; our ability to predict the popularity of its films, or changing consumer tastes; our ability to maintain existing rights, and to acquire new rights, to film content; our ability to successfully defend any future class action lawsuits we are a party to in the U.S.; anonymous letters to regulators or business associates or anonymous allegations on social media regarding the Company’s business practices, accounting practices and/or officers and directors; our ability to recoup the full amount of box office revenues to which it is entitled due to underreporting of box office receipts by theater operators; our dependence on our relationships with theater operators and other industry participants to exploit the Company’s film content; our ability to mitigate risks relating to distribution and collection in international markets; our ability to compete with other forms of entertainment; our ability to combat piracy and to protect our intellectual property; our ability to maintain an effective system of internal control over financial reporting; contingent liabilities that may materialize, our exposure to liabilities on account of unfavorable judgments/decisions in relation to legal proceedings involving the Company or its subsidiaries and certain of its directors and officers; our ability to successfully respond to technological changes; our ability to satisfy debt obligations, fund working capital and pay dividends; the monetary and fiscal policies of countries around the world, inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices; our ability to address the risks associated with acquisition opportunities; risks that the ongoing novel coronavirus pandemic and its spread, and related public health measures, may have material adverse effects on our business, financial position, results of operations and/or cash flows; challenges, disruptions and costs of the Merger and related transactions, integrating the Eros and STX businesses and achieving anticipated synergies, and the risk that such synergies will take longer to realize than expected or may not be realized in whole or in part; the amount of any costs, fees, expenses, impairments and charges related to the Merger and related transactions; completion of the contemplated refinancing transactions; and uncertainty as to the long-term value of the Company’s ordinary shares, and the completion of the Company’s fiscal 2021 audit and filing of its Annual Report on Form 20-F.

The forward-looking statements contained in this communication are based on historical performance and management’s current plans, estimates and expectations in light of information currently available and are subject to uncertainty and changes in circumstances. There can be no assurance that future developments affecting the Company will be those that it has anticipated. Actual results may differ materially from these expectations due to changes in global, regional or local political, economic, business, competitive, market, regulatory and other factors, many of which are beyond the Company’s control. Should one or more of these risks or uncertainties materialize or should any of the Company’s assumptions prove to be incorrect, the Company’s actual results may vary in material respects from what the Company may have expressed or implied by these forward-looking statements. The Company cautions that you should not place undue reliance on any of its forward-looking statements. Any forward-looking statement made by the Company in this communication speaks only as of the date on which the Company makes it. Factors or events that could cause the Company’s actual results to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by applicable securities laws.

Investor Contact:

Drew Borst

EVP, Investor Relations & Business Development

ErosSTX Global Corporation

drew@erosstx.com

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